October 12, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Tillan, Assistant Chief Accountant

Re:	Mechanical Technology Incorporated
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 000-06890

Dear Ms. Tillan:

Mechanical Technology Incorporated, a New York corporation (the “Company” or “MTI”), hereby submits responses to the staff’s follow-up comment letter addressed to Cynthia A. Scheuer, Vice President, Chief Financial Officer and Secretary of the Company, dated October 4, 2007 (“Follow-up Comment Letter #1”).

The following are MTI’s responses to the comments in Follow-up Comment Letter #1:

Annual Report on Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Note 10. Shareholders’ Equity, page F-21

Plug Power Shares, page F-22

1.

Please refer to prior comment 1. Please tell us why you calculated the loss on derivative using the intrinsic value upon exercise compared to the fair value of the derivative liability as of March 31, 2005. Discuss why you did not subsequently reflect the liability at fair value after March 31, 2005.

The Company recorded the derivative liability at fair value after March 31, 2005 (as well as since its issuance date) and we believe that the fair value of the derivative liability upon its

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

October 12, 2007

exercise date consisted only of its intrinsic value. The fair value of an option includes two components, its time value and its intrinsic value. When notification of exercise of the option was made, the holder of the option in essence forfeited the time value of the option, but retained the intrinsic value of the option. As a result, the derivative’s fair value just prior to settlement only consisted of intrinsic value.

2.

Further, explain why you calculated a gain of $9,635,000 on the sale of the shares to Fletcher based upon their fair value of $7.13 per share on the date of exercise given that you sold those shares at $0.7226 per share and not for fair value.

Upon exercise of the derivative by Fletcher, the Company was required to deliver 1,799,791 shares of Plug Power common stock. We reflected a gain on the sale of the security upon delivery to Fletcher at its fair value upon exercise of the derivative. We concur with the staff’s view that as a result of the derivative, effectively the Company realized a value of $0.7226 from the combination of the derivative and the fair value of the stock. However, we believe that this difference in value was already attributed to the value of the derivative, a separate freestanding derivative distinct from the underlying shares. We also considered whether or not the “delivery” of those shares upon exercise should affect its presentation in the income statement; specifically, whether the fact that the contract required physical delivery of the shares should alter that gain on sale upon their delivery to extinguish the associated derivative liability. For example, if the contract allowed for cash settlement, the Company could have decided to sell shares of Plug Power and recognized a realized gain on those shares and utilized the cash to extinguish the liability.

As a result, we concluded that the form of settlement should not determine the accounting presentation, but rather the release of the unrealized gain on the security from accumulated other comprehensive income should be recognized as gain on sale, with appropriate disclosure. The Company valued the derivative immediately prior to exercise at its fair value (see response to Question 1 above) and then, once exercised, the remaining derivative liability required removal from the balance sheet. In order to accomplish this, an entry to the income statement was necessary related to the transaction triggering the derivative’s exercise – the sale of securities. As such, this entry was recorded as a gain on the sale of securities available for sale.

Effectively, the value of the derivative immediately prior to exercise was treated as a component of the calculation for the gain or loss on the sale of the Plug Power shares. The $9,635,000 gain on the sale of shares was developed as follows:

Cash received from Fletcher for shares purchased	$ 1,300,529	(dr)
Value of derivative removed from balance sheet	$ 11,531,981	(dr)
Cost basis of shares sold	$ 3,197,865	(cr)
Calculated gain	$ 9,634,645	(cr)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

October 12, 2007

3.         Please provide us with the journal entries you booked to reflect the exercise of the investment right.

The following journal entries were recorded by the Company to account for the derivative exercise. These entries were reviewed by the PwC national office, and PwC concurred with both the final accounting treatment and its related entries.

a.	Entry to true-up the fair value of the derivative immediately prior to its exercise using the intrinsic value method:

Loss on derivative	$ 7,172,463	(dr)
Derivative liability	$ 7,172,463	(cr)

b.

Entry to remove the derivative liability from the balance sheet due to its exercise. The Company’s obligation under the Investment Right was satisfied upon its exercise. In order to remove the derivative liability from the balance sheet, an entry to the income statement was recorded related to the transaction triggering the derivative’s exercise – the sale of securities. The entry further records the cash proceeds from the exercise of the Investment Right, removal of the cost basis from restricted securities available for sale, removal of fair market value adjustments related to the securities sold to Fletcher from both asset and equity accounts and the resulting net gain on the sale of securities available for sale:

Cash	$ 1,300,529	(dr)
Restricted securities-cost basis	$ 3,197,865	(cr)
SCOSE- unrealized gain on securities available for sale	$ 9,634,645	(dr)
Restricted securities available for sale- FMV adjustment	$ 9,634,645	(cr)
Derivative liability	$ 11,531,981	(dr)
Realized gain on securities available for sale	$ 9,634,645	(cr)

In connection with our responses to the staff’s comments, we acknowledge and understand that the Company and its management are responsible for the adequacy and accuracy of disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not bar the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Kate Tillan

October 12, 2007

We trust that the foregoing is responsive to the Staff’s comments. Should you have any questions, please feel free to contact the undersigned at (518) 533-2240.

Very truly yours,
/S/ CYNTHIA A. SCHEUER
Cynthia A. Scheuer
Vice President, Chief Financial Officer and Secretary

cc:	Peng K. Lim
Knute J. Salhus, Esq.
Michael Winter, PwC